EXHIBIT 21

Dynatronics Corporation

Subsidiaries

Dynatronics Corporation has four wholly-owned subsidiaries:

(1)	Dynatronics Distribution Co. LLC, a Utah limited liability company formed to facilitate the acquisition of six distribution businesses in 2007;

(2)	Hausmann Enterprises, LLC, a Utah limited liability company, formed to facilitate the acquisition and subsequent operation of a manufacturing and distribution business in 2016;

(3)	Dynatronics Medical Products, LLC, a Utah limited liability company, formed to facilitate the acquisition of a manufacturing and distribution business in 2017; and

(4)	Bird & Cronin, LLC, a Utah limited liability company, formed to facilitate the acquisition and subsequent operation of a manufacturing and distribution business in 2017.